                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                            STAFF BUILDERS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                CLASS A COMMON STOCK, $.01 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    852377308
           --------------------------------------------------------
                                 (CUSIP Number)

           Mr. Gary Tighe                    Floyd I. Wittlin, Esq.
           Staff Builders, Inc.              Richards & O'Neil, LLP
           1983 Marcus Avenue                885 Third Avenue
           Lake Success, NY  11042           New York, NY  10022
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 26, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))




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CUSIP No.                             13D                 Page



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

        David Savitsky - SS#:  ###-##-####

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                   Not Applicable

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

                                   United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 1,314,833
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    83,143
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 1,314,833
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                         0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                       1,397,976

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                       6.3%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

                                       IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                      STAFF BUILDERS, INC. SCHEDULE 13D



ITEM 1.   SECURITY AND ISSUER.

            This statement relates to the Class A common stock, par value $.01 per share ("Class A Common Stock"), of Staff Builders, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1983 Marcus Avenue, Lake Success, New York 11042.


ITEM 2.    IDENTITY AND BACKGROUND.

            (a)   David Savitsky.

            (b) Mr. Savitsky's business address is 1983 Marcus Avenue, Lake Success, New York 11042.

            (c) Mr. Savitsky is Executive Vice President, Chief Operating Officer, Secretary, Treasurer and a Director of the Company.

            (d) Mr. Savitsky has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

            (e) Mr. Savitsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in Mr. Savitsky being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Savitsky is a citizen of the United States.




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ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           This Schedule 13D relates to the following:

           (a) The shares of Class A Common Stock being reported hereby (the "Shares") were acquired by Mr. Savitsky in connection with the Company's plan of recapitalization (the "Recapitalization Plan"). Pursuant to the Recapitalization Plan, among other things, the Company amended its Restated Certificate of Incorporation to eliminate the Company's previously authorized single class of common stock (the "Common Stock") and authorized for issuance 50,000,000 shares of Class A Common Stock and 1,450,000 shares of Class B common stock, $.01 par value per share (the "Class B Common Stock"). Shares of Common Stock held by stockholders of the Company for more than four years were automatically converted into an equal number of shares of Class B Common Stock, and all other shares of Common Stock were automatically converted into Class A Common Stock. A holder of shares of Class A Common Stock is entitled to one vote per share and a holder of Class B Common Stock is entitled to ten votes per share with respect to each matter submitted to stockholders for their vote. Mr. Savitsky was the beneficial owner for four years or less of 1,314,833 shares of Common Stock (including shares of Common Stock underlying various options granted to him), and accordingly, in the Recapitalization Plan, Mr. Savitsky was issued 80,256 shares of Class A Common Stock, and options to purchase 1,234,577 shares of Common Stock held by Mr. Savitsky were automatically converted into 1,234,577 shares of Class A Common Stock.

           (b) The vesting on October 13, 1995 of non-qualified stock options (the "Options") to purchase 250,000 shares of Common Stock out of a total of 1,000,000 non-qualified stock options granted to Mr. Savitsky on October 1, 1994 pursuant to the Company's 1994 Performance-Based Stock Option Plan (the "'94 Plan"), which shares of Common Stock have been automatically converted into shares of Class A Common Stock in accordance with the Recapitalization Plan. Mr. Savitsky paid no additional consideration for the Shares or the Options.


ITEM 4.    PURPOSE OF TRANSACTION.

           Mr. Savitsky acquired the Shares in compliance with the Company's Recapitalization Plan discussed in Item 3 above. With respect to the Options, stock options were granted under the '94 Plan to provide incentive to those executive officers of the Company, selected by the Compensation and Stock Option Committee of the Company's Board of Directors, to continue and increase their efforts to improve operating results, to remain in the employ of the Company and to have a greater financial interest in the Company through ownership of its Class A Common Stock. As a result of the vesting of these options, Mr. Savitsky will be able to further increase his ownership stake in the Company upon exercise of the options and thus enhance his ability to influence its affairs. Except for the possible exercise of these and other options, Mr. Savitsky does not have any plans or proposals which relate to or would result in any of the actions specified in Item 4 of
Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            (a) (b) Mr. Savitsky beneficially owns 1,397,976 shares of Class A Common Stock (representing 6.3% of the outstanding Class A Common Stock), has sole power with respect to the voting and disposition of 1,314,833 of such shares (1,234,577 of which Mr. Savitsky has the option to acquire and will not have the right to vote such shares until such option is exercised) and has shared power with respect to the voting of 83,143 of such shares pursuant to the grant of a ten year revocable proxy by Ephraim Koschitzki. (Although Mr. Savitsky is not furnished with verifiable information with respect to the number of shares beneficially owned by Mr. Koschitzki, Mr. Savitsky believes Mr. Koschitzki beneficially owns 83,143 shares.) Mr. Savitsky shares power with respect to the voting of such 83,143 shares of Class A Common Stock with Stephen Savitsky, Chairman of the Board, President, Chief Executive Officer and a Director of the


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Company, whose business address is 1983 Marcus Avenue, Lake Success, New York
11042. Mr. Savitsky is a citizen of the United States.

            In addition to the shares of Class A Common Stock underlying Mr. Savitsky's vested options under the '94 Plan, Mr. Savitsky has the option to acquire 168,863 shares of Class A Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky under the Company's 1983 Incentive Stock Option Plan (the "'83 Plan"). Mr. Savitsky was granted 13,000 of these vested options on June 17, 1991, an additional 150,000 of these vested options on May 26, 1992, and the remaining 51,577 vested options on April 22, 1993.

            Mr. Savitsky also has the option to acquire 320,000 of the shares of Class A Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky under the Company's 1986 Non-Qualified Stock Option Plan (the "'86 Plan"). Mr. Savitsky was granted 220,000 of these vested options on March 28, 1990, and the remaining 100,000 vested options on June 17, 1991.

            Mr. Savitsky also has the option to acquire 200,000 of the shares of Class A Common Stock that he beneficially owns pursuant to the terms of vested options granted to Mr. Savitsky on February 3, 1994 under the Company's 1993 Stock Option Plan (the "'93 Plan").

            Mr. Savitsky also has the option to acquire 250,000 shares of Class A Common Stock that he beneficially owns pursuant to the terms of the vested options granted to Mr. Savitsky on February 7, 1995 under the Company's '94 Plan.

            Stock options are granted under the '83 Plan, the '86 Plan, the '93 Plan and the '94 Plan to officers, directors and employees of the Company selected by the Compensation and Stock Option Committee of the Company's Board of Directors as a reward for the grantees' past efforts, and to encourage their future efforts, on behalf of the Company.

            (c) Except for (i) the automatic conversion of the shares of Common Stock held by Mr. Savitsky for four years or less and the shares of Common Stock underlying various options granted to Mr. Savitsky, into shares of Class A Common Stock pursuant to the Recapitalization Plan; and (ii) the vesting of 250,000 Options under the '94 Plan on October 13, 1995, Mr. Savitsky has not engaged in any transaction with regard to the Class A Common Stock during the past sixty days.

            (d) Mr. Ephraim Koschitzki has the right to receive and direct the receipt of dividends from, or the proceeds from the sale of, 83,143 shares of Class A Common Stock beneficially owned by Mr. Savitsky.

            (e)   Not applicable.


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The contracts, arrangements, understandings and relationships required to be described in response to Item 6 to Schedule 13D are described in the response to Items 3, 4 and 5 of this Schedule 13D.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1 -       The Company's Certificate of Amendment of the
                              Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 26, 1995
                              (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 1995).

            Exhibit 2 -       The Company's 1983 Incentive Stock Option Plan, as
                              amended (incorporated by reference to Exhibit 28.1 to the Company's Registration Statement on Form
                              S-8 with respect to the Company's 1983 Incentive
                              Stock Option Plan filed with the Securities and Exchange Commission on December 1, 1988 and
                              Exhibits 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 to
                              the Company's Registration Statement on Form S-8 with respect to the Company's 1983 Incentive Stock
                              Option Plan filed with
                              the Securities and Exchange Commission on May 22,
                              1992).

            Exhibit 3 -       Amendment to the Stock Option Agreement, dated
                              Novemer 1, 1991, amending the Option Agreement dated March 28, 1990, under the Company's 1983
                              Incentive Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on
                              Form 10-K for the fiscal year ended February 28,
                              1995).

            Exhibit 4 -       Option Agreement, dated June 17, 1991, under the
                              Company's 1983 Incentive Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.27 to the Company's
                              Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

            Exhibit 5 -       Option Agreement, dated May 26, 1992, under the
                              Company's 1983 Incentive Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.28 to the Company's
                              Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

            Exhibit 6 -       Option Agreement, dated April 22, 1993, under the
                              Company's 1983 Incentive Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.29 to the Company's
                              Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

            Exhibit 7 -       The Company's 1986 Non-Qualified Stock Option
                              Plan, as amended (incorporated by reference to Exhibit 28.1 to the Company's Registration
                              Statement on Form S-8 with respect to the Company's 1986 Non-Qualified Stock Option Plan filed with the Securities and Exchange Commission on December 1, 1988 and Exhibits 10.2 and 10.3 to the Company's Registration Statement on Form S-8 with respect to the Company's 1986 Non-Qualified
                              Stock Option Plan filed with the Securities and Exchange Commission on May 22, 1992).

            Exhibit 8 -       Option Agreement, dated as of March 28, 1990,
                              under the Company's 1986 Non-Qualified Stock
                              Option Plan between the Company and David
                              Savitsky (incorporated by reference to
                              Exhibit 10.31 to the Company's Annual Report on
                              Form 10-K for the fiscal year ended February 28,
                              1995).

            Exhibit 9 -       Stock Option Agreement, dated as of June 17, 1991,
                              under the Company's 1986 Non-Qualified Stock
                              Option Plan between the Company and David Savitsky
                              (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

            Exhibit 10 -      The Company's 1993 Stock Option Plan, as amended
                              (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 with respect to the Company's 1993 Stock Option Plan filed with the Securities and Exchange Commission on September 7, 1993).

            Exhibit 11 -      Agreement, dated February 3, 1994, under the
                              Company's 1993 Stock Option Plan between the
                              Company and David Savitsky (incorporated by reference to Exhibit 10.33 to the Company's
                              Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

            Exhibit 12 -      The Company's 1994 Performance-Based Stock Option
                              Plan (incorporated by reference to Exhibit B to the Company's Proxy Statement, dated July 18,
                              1994, filed with the Securities and Exchange
                              Commission on July 27, 1994).

            Exhibit 13 -      Agreement, dated as of October 1, 1994, under the
                              Company's 1994 Performance-Based Stock Option Plan between the Company and David Savitsky
                              (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

            Exhibit 14 -      Proxy, dated November 1, 1991, made by Efraim
                              Koschitzki in favor of Stephen Savitsky and David
                              Savitsky.



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                                 SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


Dated:  November 3, 1995



                                          /s/ David Savitsky
                                          ---------------------------------
                                                 David Savitsky

                                                EXHIBIT INDEX

         Exhibit No.          Description of Exhibit
         -----------          ----------------------

               1 The Company's Certificate of Amendment of the Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 26, 1995 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 1995).

               2 The Company's 1983 Incentive Stock Option Plan, as amended (incorporated by reference to Exhibit 28.1 to the Company's Registration Statement on Form S-8 with respect to the Company's 1983 Incentive Stock Option Plan filed with the Securities and Exchange Commission on December 1, 1988 and Exhibits 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 to
                              the Company's Registration Statement on Form S-8 with respect to the Company's 1983 Incentive Stock Option Plan filed with the Securities and Exchange Commission on May 22, 1992).

               3 Amendment to the Stock Option Agreement, dated Novemer 1, 1991, amending the Option Agreement dated March 28, 1990, under the Company's 1983 Incentive Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28,
                              1995).

               4 Option Agreement, dated June 17, 1991, under the Company's 1983 Incentive Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.27 to the Company's
                              Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

               5 Option Agreement, dated May 26, 1992, under the Company's 1983 Incentive Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.28 to the Company's
                              Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

               6 Option Agreement, dated April 22, 1993, under the Company's 1983 Incentive Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.29 to the Company's
                              Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

               7 The Company's 1986 Non-Qualified Stock Option Plan, as amended (incorporated by reference to Exhibit 28.1 to the Company's Registration Statement on Form S-8 with respect to the Company's 1986 Non-Qualified Stock Option Plan filed with the Securities and Exchange Commission on December 1, 1988 and Exhibits 10.2 and 10.3 to the Company's Registration Statement on Form S-8 with respect to the Company's 1986 Non-Qualified Stock Option Plan filed with the Securities and Exchange Commission on May 22, 1992).

               8 Option Agreement, dated as of March 28, 1990, under the Company's 1986 Non-Qualified Stock Option Plan between the Company and David Savitsky (incorporated by reference to
                              Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28,
                              1995).

               9 Stock Option Agreement, dated as of June 17, 1991, under the Company's 1986 Non-Qualified Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

              10 The Company's 1993 Stock Option Plan, as amended (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 with respect to the Company's 1993 Stock Option Plan filed with the Securities and Exchange Commission on September 7, 1993).

              11 Agreement, dated February 3, 1994, under the Company's 1993 Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

              12 The Company's 1994 Performance-Based Stock Option Plan (incorporated by reference to Exhibit B to the Company's Proxy Statement, dated July 18, 1994, filed with the Securities and Exchange Commission on July 27, 1994).

              13 Agreement, dated as of October 1, 1994, under the Company's 1994 Performance-Based Stock Option Plan between the Company and David Savitsky (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1995).

              14 Proxy, dated November 1, 1991, made by Efraim Koschitzki in favor of Stephen Savitsky and David Savitsky.